EXHIBIT 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Matrix IT Ltd.	Israel

Magic Software Enterprises Ltd.	Israel

nextSource Inc.	United States

Sapiens International Corporation N.V.	Netherlands Antilles Islands

BluePhoenix Solutions Ltd. (1)	Israel

(1) BluePhoenix Solutions Ltd. was our subsidiary during the periods covered by this annual report. On June 20, 2007, we sold our entire shareholdings in BluePhoenix Solutions Ltd. and it is not a subsidiary of us any more.